UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ---)

                       Transform Pack International, Inc.
                                (Name of Issuer)

                         Common Stock, $0.004 par value
                         (Title of Class of Securities)

                                   89366A 10 8
                                 (CUSIP Number)

                                Noel J. Guillama
                               929 Cedar Cove Road
                              Wellington, FL 33414
                                 (561) 248-0029
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 28, 2003
             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 244.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89366A 10 8           Schedule 13 D                        Page 2 of 5
--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON, AND
   I.R.S. IDENTIFICATION NO. OF REPORTING PERSONS (ENTITIES ONLY):

   Noel J. Guillama

------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) [_]  (b) [_]

------------------------------------------------------------------

3. SEC USE ONLY

------------------------------------------------------------------

4. SOURCE OF FUNDS: 00 - Other

------------------------------------------------------------------

5. CHECK BOX [_] IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States citizen

------------------------------------------------------------------

NUMBER OF         7.    SOLE VOTING POWER
SHARES                        27,000,000 shares
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY                      -0- shares
EACH              9.    SOLE DISPOSITIVE POWER
REPORTING                     27,000,000 shares
PERSON            10.   SHARED DISPOSITIVE POWER
WITH                          -0- shares

------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            27,000,000 shares

------------------------------------------------------------------

12. CHECK BOX [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 84.09%

------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN Individual
------------------------------------------------------------------

CUSIP No. 89366A 10 8           Schedule 13 D                        Page 3 of 5

Item 1.   Security and Issuer

          Title of Class of Equity Securities:

               Common Stock, Par Value $0.004

          Name and Address of Principal Executive Offices of the Issuer:

               Transform Pack International, Inc.
               PO Box 1354, 310 Baig Blvd.
               Moncton, NB, Canada E1C 8T6

Item 2.   Identity and Background

          (a) Name:

               Noel J. Guillama

          (b) Residence or business address:

               929 Cedar Cove Road
               Wellington, FL 33414

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Chairman of the Board
               Quantum HIPAA Consulting group, Inc.
               929 Cedar Cove Road
               Wellington, FL 33414

          (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years:

               None

          (e) Party to a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws:

               None

          (f)  Citizenship:

               U.S.

CUSIP No. 89366A 10 8           Schedule 13 D                        Page 4 of 5


Item 3:   Source and Amount of Funds or Other Consideration:

          For purposes of effecting the acquisition of Quantum HIPAA Consulting Group, Inc. ("Quantum") Transform Pack International, Inc. (the "Issuer") issued to Noel J. Guillama 27,000,000 shares of its common stock in exchange for 20,000,000 shares of the common stock of Quantum held by Mr. Guillama.

Item 4.   Purpose of Transaction:

          The reporting person acquired the shares of the Issuer in connection with the Issuer's acquisition of Quantum as a wholly owned subsidiary. At this time, he has no intention of acquiring additional shares of the Issuer reported herein, although he reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend on various factors, including, without limitation, the price of the stock, stock market conditions and the business prospects of the Issuer.

          As a result of the acquisition of Quantum, the Issuer's board of directors (of which Mr. Guillama is a member) is now contemplating the following potential corporate actions:

          (1) A change in the corporate domicile of the Issuer;
          (2) A change in the Issuer's name;
          (3) A reverse split in the outstanding common stock of the Issuer; and/or
          (4) The addition of new directors that may be helpful in advancing the business of Quantum.

          Except as noted above, the reporting person has no present intention, arrangement or understanding to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer:

          (a) The reporting person is the beneficial owner of 84.09% of the issued and outstanding shares of the Issuer.

          (b) Sole  Voting  Power:             27,000,000  shares
              Sole  Dispositive  Power:        27,000,000  shares
              Shared Voting Power:             -0- shares
              Shared  Dispositive Power:       -0- shares

          (c) Not applicable

          (d) Not applicable

          (e) Not applicable

CUSIP No. 89366A 10 8           Schedule 13 D                        Page 5 of 5


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          The reporting person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          None
------------------------------------------------------------------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated June 3, 2003                              By: /s/ Noel J. Guillama